Exhibit (a)(5)(v)

For Immediate Release

Contact:	Neil A. Daniele
Nomura Asset Management U.S.A. Inc.
Two World Financial Center, Building B
New York, N.Y. 10281
(212) 667-1873

Korea Equity Fund, Inc.
Announces Final Results of its Cash Tender Offer

NEW YORK, NY (March 9, 2012) – Korea Equity Fund, Inc. (NYSE: KEF) (the “Fund”), a closed-end equity fund, announced today the final results of its cash tender offer to purchase up to 1,082,292 shares of the outstanding common stock of the Fund. The offer and withdrawal rights expired at 5:00 p.m., New York City time, on Monday, March 5, 2012.

The Fund’s offer represented an offer to purchase up to approximately 10% of its outstanding shares of common stock.  Based on information provided by Computershare Trust Company, N.A., the depositary for the tender offer, approximately 6,919,660 shares, or approximately 63.94% of the Fund’s outstanding shares of common stock, were properly tendered for purchase and not withdrawn prior to the expiration of the Fund’s offer.  Because the total number of shares tendered exceeds the number of shares the Fund offered to purchase, the Fund has accepted for payment the maximum number of shares covered by the offer, and all tenders of shares are subject to proration, as described in the tender offer materials provided to shareholders.   Accordingly, on a pro rata basis in accordance with the terms of the tender offer, approximately 15.640892% of the shares of the Fund properly tendered by each shareholder who tendered their shares have been accepted for payment.  Those shares that were tendered but not accepted for payment will continue to be held by their record owners.  Shareholders who tendered certificated shares and whose tenders were pro-rated will receive new share certificates representing the balance of their shares.

The purchase price is $10.33 per share, which represents a price equal to 98% of the net asset value per share in U.S. dollars as of the close of regular trading on the New York Stock Exchange on March 6, 2012.  The number of shares accepted for purchase is 1,082,292, and the aggregate proceeds to be distributed are $11,180,076.36.  Proceeds of the tender offer will be distributed to shareholders promptly.

The Fund invests primarily in equity securities of companies domiciled in Korea and is designed for investors seeking long-term capital appreciation.  The manager of the Fund is Nomura Asset Management U.S.A. Inc., which is based in New York.  Nomura Asset Management U.S.A. Inc. is a subsidiary of Nomura Asset Management Co., Ltd., which is one of the largest investment advisory companies in Japan in terms of assets under management and which serves as the Investment Adviser to the Fund.